SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 12, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on March 12, 2024.

City of Buenos Aires, March 12th 2024

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Ref.: Relevant event

We write to you in order to inform that on the date hereof the Board of Directors received a letter from Mr. Delfín Jorge Ezequiel Carballo, as shareholder of Banco Macro S.A., and Ana María Vea Murguia acting jointly with Gisela Gahr, as attorneys-in-fact of Banco de Servicios y Transacciones S.A., trustee of the shareholder of Banco Macro S.A., Fideicomiso de Garantía JHB BMA, by which they advised the Board that, at the next General and Special Shareholders’ Meeting to be held by the Bank, at which the shareholders shall discuss among other matters the appointment of new members of the Board, they intend to nominate as (i) regular directors for three fiscal years, Messrs. Constanza Brito, Mario Luis Vicens, Sebastián Palla and José Alfredo Sanchez; and (ii) as alternate director for one fiscal years, Mr. Juan Catalano, who shall fill the vacancy originated by the resignation of Mr. Delfín Jorge Ezequiel Carballo.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 12, 2024

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer